Exhibit 99.93

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD DISCOVERS SIGNIFICANT NEW GOLD ZONE AT 144 PROPERTY, BECOMES COMPANY’S FOURTH MAJOR PROJECT ALONG WESTERN EXTENSION OF TIMMINS GOLD CAMP

•                  Drill results confirm presence of large mineralized system with strong similarities to
Thunder Creek Rusk and Porphyry zones with multiple occurrences of visible gold

•                  Significant gold values intersected within 200 metres of surface, compare favourably to Thunder Creek mineralization at similar shallow depths

•                  Grades and widths of mineralization increasing with depth, potential for new zones to north and along strike considered excellent

•        Among significant intersections are 2.41 grams per tonne (“gpt”) over 19.00 metres (“m”), including 6.61 gpt over 2.20m, 4.96 gpt over 5.40m, including 15.18 gpt over 1.45m, 4.03 gpt over 5.10m, including 7.02 gpt over 2.40m, and 1.16 gpt over 32.20m, including 3.20 gpt over 6.20m

•                  Drilling up to 800 metres along strike to southwest intersects additional alteration, deformation and gold values in possible faulted offset of new discovery zone, represents large area for potential extensions and additional new discoveries

Toronto, Ontario (February 28, 2011) — Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced very encouraging results from the first 12 holes (6,323 metres) of drilling at the Company’s 144 property. The 144 property is located immediately to the south of the Thunder Creek project and covers the projected southwest extension of alteration and deformation from Thunder Creek. The new holes being announced cover a broad strike length of approximately 1.2 kilometres and represent a first, high-level phase of testing designed to cover the area on a wide- spaced pattern in order to develop an improved geologic model. The results demonstrate that the overall gold bearing potential of the 144 property is excellent.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “We are extremely pleased with the results from our first drill holes at the 144 property, which establish the property as a new major project for the Company. The new discovery at 144 supports our theory that with projects like Timmins Mine, Thunder Creek, Gold River Trend and now 144, our Timmins West Complex represents the western extension of the Timmins Gold Camp and is, in actuality, one very large mineralized system with the potential to support large-scale mining for a very long time to come. The initial drill results from 144 show strong similarities in geological setting and are in close proximity to Thunder Creek. Given the shallow depth of intersections and dimensions of the geological structures observed to date the new discovery compares very favourably to the Thunder Creek mineralization at similar depths and we look forward to continuing exploration drilling in this area with three drills currently operating and at least one additional drill to be added.”

Seven of the new holes being announced (Hwy-10-02, 03, 05, 07, 09, 11 and 12) were drilled to test a 200 metre strike length along the projected southwest extension of the Thunder Creek Alteration and Deformation Zone (“TDAZ”), approximately 1.2 kms from Thunder Creek. The program was successful in confirming the presence of a significant mineralized system extending over the entire area with strong similarities to the Thunder Creek mineralization. Significant results from the new drilling are 2.41 gpt over 19.00m, including 6.61 gpt over 2.20m, 4.96 gpt over 5.40m, including 15.18 gpt over 1.45m, and 14.42 gpt over 0.95m in Hwy-11-12; 5.58 gpt over 1.00m, 11.75 gpt over 0.30m, 9.08 gpt over 0.30m and 3.58 gpt over 1.40m in Hwy-10-03; 4.03 gpt over 5.10m, including 7.02 gpt over 2.40m and 4.87 gpt over 1.50m, in Hwy-11-11; and 1.16 gpt over 32.20m, including 3.20 gpt over 6.20m,11.05 gpt over 0.50m and 16.75 gpt over 0.30m in Hwy-10-02.

The new intersections were obtained near the south margin of a large Syenite stock which intrudes a sequence of mafic volcanics and pyroxenitic rocks near a distinct northwest trending flexure of the TDAZ. Gold mineralization occurs in multiple zones which trend northeast-southwest and dip moderately to the northwest, with the strongest mineralization being closely associated with increased levels of alteration, quartz veining, coarse pyrite as well as local galena and visible gold. The bulk of the mineralization identified to date is located at depths of less than 200 metres and follows a similar pattern to Thunder Creek where grades and widths are increasing with depth. Due to strong folding near the north side of the flexure it appears that the north-east extension of the mineralization from the flexure lies south of the closest holes drilled and remains open towards Thunder Creek.

In addition to the above, five holes were drilled to test the area southwest of the new discovery zone for possible expansion potential. Holes Hwy-10-01 and Hwy-10-04 were drilled approximately 175 metres southwest of Hwy-10-09 and Hwy-10-02 and intersected a diabase dike near the projected extension of the zones, along with several small lenses of porphyry and low gold values. Based on the above, it is possible that portions of the zone may have been faulted off along the edge of the dike.

Hwy-10-06 and Hwy-10-10 tested 500 and 800 metres, respectively, to the southwest of Hwy-10-01 and identified alteration and mineralization in a northeast trending zone which appears to be the extension of the zone to the north, but offset along a major north south fault marked by diabase. Key intersections include 8.48 gpt over 1.20m in Hwy-10-06 and 3.49 gpt over 1.75m and 4.68 gpt over 0.60m within a broad envelope grading 0.67 gpt over 29.35m in Hwy-10-10. Observations from both holes indicate similar carbonate alteration, lenses of syenite and coarse pyrite and local visible gold as in holes to the north. Given the lack of testing between the two holes or along strike to the north and to depth the potential for new mineralization is considered excellent.

Drilling is continuing at the 144 property with 3 drills but plans are in progress to increase this number to at least 4 drills within the coming months. The overall objective is to drill approximately 50,000 metres at the 144 property in 2011 with the main focus being to identify and evaluate new resource potential southwest of Thunder Creek.

Quality Control

The Company’s Qualified Person (“QP”) for the ongoing surface drill program at the 144 property is Jacques Samson, P.Geo. As QP, Mr. Samson has prepared or supervised the preparation of the scientific or technical information for the property and has verified the data disclosed in this press release. Mr. Samson is an employee of Lake Shore Gold.

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. NQ size drill core is saw cut, and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. Drill core samples are transported in security-sealed bags to ALS Chemex’s Timmins Sample Preparation Facility. Sample preparation is completed in Timmins and the prepared sample pulps are then transported to ALS Chemex’s analytical laboratory in Val d’or, Quebec and less commonly to the Vancouver, BC Lab. Gold grades are obtained on all samples via Fire Assay with Atomic Absorption finish, using 30g aliquots. For samples that return a gold content greater than 3.0 gpt, the sample is re-analyzed via Fire Assay with Gravimetric finish. ALS Chemex is an ISO 9001-200 and ISO 17025 certified laboratory.

About Lake Shore Gold Corp.

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s mill (also located in Timmins), which has been refurbished and currently has an operating capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec, and owns a large and prospective land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

There is no guarantee that drill results reported in this news release will lead to the identification of a deposit that can be mined economically, and further work is required to identify resources and reserves.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com

144 Property - Significant assay results

Hole Number	Section	From (m)	To (m)	Interval (m)	Grade (gpt)	Comments
HWY-10-01	7550N	167.20	168.00	0.80	2.24
		216.00	216.80	0.80	3.60
HWY-10-02	7700N	29.80	62.00	32.20	1.16
	incl.	29.80	36.00	6.20	3.20
	incl.	31.50	32.00	0.50	11.05
	incl.	35.30	35.60	0.30	16.75	VG
HWY-10-03	7850N	37.00	38.00	1.00	5.58
		54.30	54.60	0.30	11.75	VG
		63.90	64.20	0.30	9.08	VG
		105.30	106.70	1.40	3.58	VG
HWY-10-05	7850N	87.30	87.60	0.30	5.15	VG
		185.30	192.70	7.40	1.68
	incl.	190.50	192.70	2.20	3.55	VG
HWY-10-06	7100N	553.00	555.00	2.00	2.54
		569.30	570.50	1.20	8.48
HWY-10-07	7900N	253.75	254.60	0.85	2.45
		292.50	294.80	2.30	1.96
HWY-10-08	7100N	152.00	152.90	0.90	2.68
HWY-10-09	7700N	47.00	47.40	0.40	2.95	VG
		116.00	116.75	0.75	2.46
		218.00	219.10	1.10	2.61	VG
HWY-11-10	6900N	451.25	480.60	29.35	0.67
	incl.	466.25	468.00	1.75	3.49
	incl.	480.00	480.60	0.60	4.68	VG
		495.00	495.50	0.50	3.60	VG
HWY-11-11	7775N	97.50	98.30	0.80	2.59	VG
		202.50	205.80	3.30	1.02
		212.80	217.90	5.10	4.03
	incl.	212.80	215.20	2.40	7.02
		371.00	372.50	1.50	4.87
HWY-11-12	7775	155.50	156.30	0.80	4.25
		168.30	187.30	19.00	2.41
	incl.	168.30	178.40	10.10	3.16
	incl.	170.80	173.00	2.20	6.61
	incl.	171.70	172.00	0.30	24.40
		219.10	224.50	5.40	4.96
	incl.	219.70	221.15	1.45	15.18	VG
		285.50	286.45	0.95	14.42

Notes:

1) Hole HWY-10-4 had no significant assays.

2) Assays are reported uncut.

3) True widths are not reported at this time.

Figure 1.                    Location Map

Mattagami River Fault
N
BRISTOL FAULT
Timmins Mine
Thunder Creek
144 ZONE
Area of Detailed Plan
144 SOUTH
Golden River West
Golden River East
Thibeault
DESTOR PORCUPINE FAULT
0
1
2
Kilometers
Legend
Golden River Zones
Property Boundary
Alteration Zones
Thunder Creek - 144 Alteration and Deformation Zone
LAKE SHORE GOLD CORP.
Location Map
Date: Feb, 2011
Name:
File: twest_tcreek_thorne_feb_2011.mxd

Figure 2.                     Cross Section

6600
6700
6800
6900
HWY-11-12
HWY-11-11
SURFACE
144-09-19
144-09-23
-100m ELV
-200m ELV
-300m ELV
VG
HWY-11-12
4.25 /0.80
HWY-11-12
2.41 /19.00
incl. 6.61 /2.20
HWY-11-12
4.96 /5.40
incl. 15.18 /1.45
HWY-11-12
14.42 /0.95
HWY-11-11
4.03 /5.10
incl. 7.02 /2.40
HWY-11-11
4.87 /1.50
Composites:
4.96 /6.10
gpt Au over meters
Legend
Overburden
Porphyry
Sediments
Mafic Volcanics
Visible Gold
0
25
50
Meters
LAKE SHORE
GOLD CORP
HIGHWAY 144 PROJECT
SECTION 7775N
LOOKING NORTHEAST
Date: February, 2011
Name:

Figure 3.                  Plan View

456800
457200
457600
458000
5357200
5356800
5356400
5356000
N
TC - 144 TREND
SECTION 7775N
HWY-10-03
5.58 /1.00
11.75 /0.30 VG
9.08 /0.30 VG
3.58 /1.40 VG
HWY-10-02
1.16 /32.20
incl. 3.20 /6.20
incl. 11.05 /0.50
incl. 16.75 /0.30 VG
HWY-11-11
4.03 /5.10
incl. 7.02 /2.40
4.87 /1.50
HWY-11-12
2.41 /19.00
incl. 3.16 /10.10
incl. 6.61 /2.20
4.96 /5.40
incl. 15.18 /1.45 VG
HWY-10-06
8.48 /1.20
2.54 /2.00
HWY-11-10
0.67 /29.35
incl. 3.49 /1.75
incl. 4.68 /0.60 VG
3.60 /0.50 VG
HWY-10-07
HWY-11-12
HWY-10-05
HWY-10-03
HWY-11-11
HWY-10-09
HWY-10-02
HWY-10-04
HWY-10-01
HWY-10-08
HWY-10-06
HWY-11-10
Legend
Diabase
Porphyry
Ultramafic
Mafic Volcanics
Sediments
VG Visible Gold
Faults
Shears
Historical Drill Hole
Lake Shore Gold
Composites:
4.96 /5.40
gpt Au over meters
0 150 300
Meters
LAKE SHORE
GOLD CORP.
144 PROPERTY
GEOLOGY / DIAMOND DRILLING
PLAN
Date: February, 2011
Name:
File: 144-ddh_plan.mxd